Filed by Trine Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trine Acquisition Corp.

Commission File No. 001-38835

Date: August 26, 2020

Trine Acquisition Corp. (“Trine”) and Desktop Metal, Inc. (“Desktop Metal”) prepared an investor presentation, which was first used by Trine and Desktop Metal on August 26, 2020 in presentations to investors in connection with the previously announced merger pursuant to an Agreement and Plan of Merger (“the Merger Agreement”), by and among Trine, Sparrow Merger Sub, Inc., a wholly owned subsidiary of Trine (“Merger Sub”), and Desktop Metal pursuant to which Merger Sub will merge with and into Desktop Metal, with Desktop Metal surviving as the surviving company, on the terms and subject to the conditions set forth in the Merger Agreement. A copy of the investor presentation is set forth below.



Desktop Metal Investor Presentation

Desktop Metal™ TRINE

August 2020

Disclaimer

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Desktop Metal, Inc. ("Desktop Metal") and Trine Acquisition Corp. ("Trine") and related transactions (the "Proposed Business Combination") and for no other purpose.

No representations or warranties, express or implied are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Desktop Metal, Trine, or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Desktop Metal or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Desktop Metal and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Business Combination, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Desktop Metal and the markets in which it operates, and Desktop Metal's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Trine's securities, (ii) the risk that the Proposed Business Combination may not be completed by Trine's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Trine, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of Trine's and Desktop Metal's stockholders, the satisfaction of the minimum trust account amount following redemptions by Trine's public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the Proposed Business Combination on Desktop Metal's business relationships, performance, and business generally, (vii) risks that the Proposed Business Combination disrupts current plans of Desktop Metal and potential difficulties in Desktop Metal employee retention as a result of the Proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Desktop Metal or against Trine related to the agreement and plan of merger or the Proposed Business Combination, (ix) the ability to maintain the listing of Trine's securities on the New York Stock Exchange, (x) the price of Trine's securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Desktop Metal plans to operate, variations in performance across competitors, changes in laws and regulations affecting Desktop Metal's business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive additive manufacturing industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of Trine's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/consent solicitation statement/prospectus contained therein, and the other documents filed by Trine from time to time with the U.S. Securities and Exchange Commission (the "SEC"). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Desktop Metal and Trine assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Desktop Metal nor Trine gives any assurance that either Desktop Metal or Trine, respectively, will achieve its expectations.

Additional Information and Where to Find It

This document relates to the Proposed Business Combination between Desktop Metal and Trine. Trine intends to file a registration statement on Form S-4 relating to the Proposed Business Combination (the "Registration Statement"), which will include a proxy statement/prospectus of Trine and a consent solicitation statement of Desktop Metal. The proxy statement/consent solicitation statement/prospectus will be sent to all Trine and Desktop Metal stockholders. Trine will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Trine and Desktop Metal are urged to read the Registration Statement, the proxy statement/consent solicitation statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Trine through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Trine may be obtained free of charge from Trine's website at www.trineacquisitioncorp.com or by written request to Trine at Trine Acquisition Corp., 405 Lexington Avenue, 48th Floor, New York, NY 10174.

Disclaimer (cont'd)

Participants in Solicitation

Trine and Desktop Metal and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Trine's stockholders in connection with the Proposed Business Combination. Information about Trine's directors and executive officers and their ownership of Trine's securities is set forth in Trine's filings with the SEC, including Trine's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 26, 2020. To the extent that holdings of Trine's securities have changed since the amounts printed in Trine's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 26, 2020, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Industry and Market Data

This presentation has been prepared by Desktop Metal and Trine and includes market data and other statistical information from sources believed by Desktop Metal and Trine to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Desktop Metal or Trine, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Desktop Metal and Trine believe these sources are reliable, Desktop Metal and Trine have not independently verified the information and cannot guarantee its accuracy and completeness.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the Registration Statement to be filed by Trine with the SEC and the proxy statement/consent solicitation statement/prospectus contained therein. some of the financial information and data contained in this Presentation, such as Adjusted EBITDA and free cash flow, has not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Desktop and Trine believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Desktop Metal's financial condition and results of operations. Desktop Metal's management uses these non-GAAP measure for trend analyses and for budgeting and planning purposes.

Desktop Metal and Trine believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in comparing Desktop Metal's financial condition and results of operations with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Desktop Metal's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded and included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Desktop Metal's audited financial statements, which will be included in the Registration Statement.

No Offer or Solicitation

This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Use of Projections

This Presentation contains projected financial information with respect to Desktop Metal and Trine. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts are achieved.

Trademarks

This Presentation contains trademarks, service marks, trade names and copyrights of Trine, Desktop and other companies, which are the property of their respective owners.

Transaction summary

Desktop Metal team



Ric Fulop
Co-founder, Chairman & CEO



Elizabeth Linardos
CFO



Arjun Aggarwal
VP Product & Business Development

Trine Acquisition Corp team



Leo Hindery, Jr.
Chairman & CEO



Tom Wasserman
Director



Pierre Henry
CFO & EVP of Development

Transaction highlights

Transaction structure

- Trine Acquisition Corp (NYSE:TRNE) is a publicly listed special purpose acquisition company with $300M in cash
- $275M PIPE commitments before transaction announcement

Valuation

- $1.8B enterprise value with a strong balance sheet
- Implied 1.9x 2025E revenue of $942M offers an attractive valuation relative to peer average

Capital structure

- Pre-transaction, Desktop Metal is already fully-funded to achieve a positive self-sustaining cash flow profile
- Post-transaction, ~$625M on balance sheet[1] enables significant optionality to enhance growth, profitability and diversification

Ownership

- 74% existing shareholders; 14% SPAC and founder shares; 11% PIPE investors[1][2]

Trine has identified Desktop Metal as a unique and compelling opportunity to invest in the only publicly-traded, pure-play Additive Manufacturing 2.0 company primed to be the industry leader due to a proprietary and defensible technology platform that is significantly faster, more cost effective, higher quality and more environmentally sustainable than its competitors.

1. Assumes no redemptions by Trine Acquisition Corp's existing shareholders and transaction expenses of approximately $49M. See slide 33 "Detailed transaction overview" for key assumptions and additional details.
2. Percentages may not total 100 due to rounding.

Trine overview

Who we are and what we offer

A Strategic Partnership with global investment firm **HPS Investment Partners ($63B of AUM)**(1)

Track Record of Building Businesses & Mentorship from Leo Hindery, Jr. and HPS Governing Partner and CEO, Scott Kapnick

Extensive History of M&A Success and Industry Consolidation using a proven playbook of operating methodologies

Access to a Proprietary Network of potential customers and financing sources through HPS Investment Partners

Extensive Public Company Experience at leading institutions including TCI, Liberty Media and AT&T

$300M Equity Capital Raised in March 2019 via a listing on the NYSE

Winning partnership

Leo Hindery, Jr.

- Long history of public company leadership and value creation with an extensive network of contacts, including operators and wall street professionals
- Led TCI to a nearly 400% increase in market value, culminating in the $52 billion ($66 per share) sale of TCI to AT&T, which was announced in June 1998 and closed in March 1999

HPS

- Leading global private investment firm with ~$63B of capital under management as of August 2020
- Founded in 2007 and headquartered in New York with 10 additional offices worldwide
- Led by Scott Kapnick (Governing Partner and CEO), former Partner and Co-Head of Global Investment Banking at Goldman Sachs

1. As of August 1, 2020.

Our opportunity is to build the first

$10+ Billion

Additive 2.0 company

Superior Management | Barriers to Entry | Top Line Growth | Inorganic upside

Desktop Metal is the only pure-play Additive 2.0 public opportunity

[01]	Large & expanding addressable market	• Additive market estimated to grow 11x to $146B[1] this decade • Propelled by a shift from prototyping to mass production • Strong secular tailwinds around re-shoring manufacturing and supply chain flexibility
[02]	World-class management team	• Team with public market, investing and M&A experience across 60+ transactions • Deep scientific pedigree — founding team includes 4 MIT professors • Board of directors with a track record of investing in and advising category disrupters
[03]	Industry-leading, defensible technology platform	• Fastest 3D printing platform, up to 100x the speed of legacy technology[2] • Advanced sintering & software capabilities combined with differentiated materials platform • Broad technology portfolio with over 120 patents issued or pending
[04]	Global distribution & broad customer adoption	• Prolific distribution in 60+ countries around the world • Demonstrated customer demand across a diverse array of industries with no account concentration • Production System™ reservations provide critical technology validation & revenue visibility through early 2024[3]
[05]	Compelling unit economics & attractive financial profile	• High-margin recurring revenue streams including consumables and services • Gross margin improvements and operating leverage drive profitability • Organic growth funded with pre-transaction balance sheet cash
[06]	Inorganic upside potential through consolidation	• Opportunity to accelerate growth trajectory with transaction proceeds via industry consolidation • $2B of estimated inorganic revenue identified across 60+ potential targets • ~$625M on pro forma balance sheet[4] enables optionality to enhance growth, profitability and diversification

1. Source: Wohlers Report 2020 (2020 - 2029 forecast); 2030 figure based on management calculations.
2. Based on published speeds of binder jetting and laser powder bed fusion systems comparable to the Production System™ available as of August 25, 2020 and using comparable materials and processing parameters.
3. Assumes 100% conversion of existing reservations to orders.
4. Assumes no redemptions by Trine Acquisition Corp's existing shareholders and transaction expenses of approximately $49M. See slide 33 "Detailed transaction overview" for key assumptions and additional details.

Additive manufacturing industry to **grow 11x over next decade**

Propelled by shift from prototyping to **mass production of end use parts**

Evolution of the AM market

Additive 1.0

- Key players now off-patent, leaving them with minimal differentiation and commoditized technology
- Significant loss in market share to open source and low cost providers
- Have not participated in market growth due to focus on design and rapid prototyping

Additive 2.0

- Additive 2.0 innovation is being driven by VC-funded, emerging players across printers, materials and parts businesses
- New players are driving advances in speed, accuracy, material variety and build volume
- Focus on mass production and end-use parts is driving market growth

Additive manufacturing market size[1]


25% CAGR
$146B
$150B
$120B
$90B
$60B
$30B
$0B
Company adoption of additive manufacturing for end-use parts[2]
5% 2016 → 18% 2019 → 46% 2022E
20% CAGR
$12B
9% CAGR[3]
$0.6B → $1B
2000 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030
Research
Additive 1.0
Additive 2.0

Source: Wohlers Report 2020

1. Source: Wohlers Report 2020 (2000 actuals - 2029 forecast); 2030 figure based on management calculations.
2. Source: "3D printing: hype or game changer?" Ernst & Young Global Report 2019.
3. Compound annual growth rate.

The market is split into three primary segments: printers, parts and materials

Breakdown of 2019 global additive manufacturing market[1]


Other 1%
$0.1B
Materials
16%
$1.9B
$12B
2019
market
$4.9B
Parts
42%
$4.9B
Printers &
OEM services
41%

Source: Wohlers Report 2020

Breakdown of global additive manufacturing vendors[2]


Other
12%
Parts
34%
Materials
16%
1,300+
global
Vendors
Printers
38%

Desktop Metal

1. Source: Wohlers Report 2020; management calculations. Printers segment includes revenue from maintenance contracts, OEM parts, OEM services, and related aftermarket products and software. Parts segment only includes revenue from independent parts providers.
2. Source: "3D printing: hype or game changer?" Ernst & Young Global Report 2019. Other segment includes software and 3D scanner vendors.

Additive enables the future…

Additive Manufacturing

facilitates more than a new approach to industrial production — it is a key enabler of the fourth industrial revolution that underpins revolutionary technologies driving global economic growth.


Electric & Autonomous Vehicles
Space Exploration & Services
Robotics & Industrial Automation
Next-generation Defense Capabilities
Personal & Commercial Aviation
Green Energy & Utilities

...and is transformational to the manufacturing industry

Conventional manufacturing hurdles

Product innovation

- **Geometry:** machines & tooling encouraging simpler designs with reduced performance
- **Lack of customization:** tooling prevents producing products tailor to niche and local markets

Process innovation

- **Time-to-market:** lead-times associated with tooling slow down new product introductions
- **Volumes:** tooling is a fixed expense that must be amortized across large quantities of parts
- **Inventory:** tooling leads to minimum quantity builds, typically resulting in excess inventory
- **Cost:** machining is a time- and labor-intensive process that is costly at-scale
- **Scrap:** machining and casting have high levels of scrap, waste and pollution

Additive manufacturing benefits at-scale

Complex & generative designs



Mass customization



Assembly consolidation



[a]
100 part antenna

95% weight reduction →



[b]
1 part antenna

Supply chain re-engineering[1]


Canada
19%
USA
8%
Mexico
23%
Brazil
28%
UK
25%
Germany
24%
Russia
27%
China(2)
21%+
Japan
13%
India
36%
Australia
12%

Value-added tax (VAT) plus average country tariff

1. Source: VAT from Tax Foundation website (https://taxfoundation.org/2020-sales-taxes/) and PwC website (https://taxsummaries.pwc.com/quick-charts/value-added-tax-vat-rates) as of August 5, 2020; country tariff from World Trade Organization; management calculations.
2. Does not include the full effect of additional tariffs placed on US exports to China starting in 2018.

Our management team has industry expertise & proven success



Ric Fulop
Co-founder, Chairman & CEO
A123 SYSTEMS · Onshape · Dyn



Steve Billow
President
efi · Kodak



Elizabeth Linardos
CFO
DIGITAL LUMENS · A123 SYSTEMS · PEGA



Mike Rubino
EVP Corp. Dev.
DIGITAL LUMENS · A123 SYSTEMS



Meg Broderick
VP & General Counsel
Carbon Black. · A123 SYSTEMS



Ilya Mirman
CMO
Onshape · SOLIDWORKS



Arjun Aggarwal
VP Product & Bus. Dev.
NEA · Morgan Stanley



Paul Maloney
VP Global Sales
stratasys · SOLIDWORKS



Michael Hackney
VP Software
RAILCOMM · DELL EMC · Centra



Tom Nogueira
VP Operations
A123 SYSTEMS · GE



Maor Ben David
VP Customer Support
stratasys



Jonah Myerberg
Co-founder & CTO
A123 SYSTEMS · BOSE Better sound through research · Stanley Black & Decker



Ely Sachs
Co-founder, MIT Prof. Mech Eng
Massachusetts Institute of Technology



Chris Schuh
Co-founder, Chair MIT DMSE
Massachusetts Institute of Technology



John Hart
Co-founder, MIT Prof. Mech Eng
Massachusetts Institute of Technology



Yet Ming Chiang
Co-founder, MIT Prof. DMSE
Massachusetts Institute of Technology

Board of directors with a history of creating category disruptors



Ric Fulop
Chairman & CEO,
Desktop Metal



Wen Hsieh
General Partner,
Kleiner Perkins



Andy Wheeler
General Partner,
Google Ventures



Bilal Zuberi
General Partner,
Lux Capital



Dayna Grayson
General Partner,
Construct Capital



Leo Hindery, Jr.
Chairman & CEO,
Trine Acquisition Corp.



Gary Johnson
Chief Manufacturing Officer,
Ford



Jeff Immelt
Venture Partner, NEA
Frmr. CEO, GE



Byron Knight
Managing Director,
Koch Disruptive Technologies



Steve Papa
Founder & CEO, Parallel Wireless
Chairman, Toast
Founder & CEO, Endeca (acq. ORCL)

1. Represents Desktop Metal's current Board of Directors; Leo Hindery, Jr. to join Board of Directors upon completion of the transaction.

Desktop Metal’s pioneering product portfolio

Addresses key pain points in productivity & ease of use across product lifecycle






Fiber™	Studio System™	Shop System™	Production System™
[Composite]	[Metal]	[Metal]	[Metal]
Print continuous fiber-reinforced parts with aerospace-grade AFP tape	Office-friendly production of prototypes and low volume, end-use parts	Serial, mid-volume production of dense, customer-ready metal parts	High-speed, mass production of metal parts, designed for the factory floor
Scheduled to ship in volume **Q4 2020**	Shipping in volume **since Q4 2018**	Scheduled to ship in volume **Q4 2020**	Scheduled to ship in volume **2H 2021** *At select customers today

Ease of use with automated workflows and turnkey solutions

Volume production with attractive part economics

Differentiated technology building blocks across hardware, software and materials (**120+ patents** issued or pending)

Hardware designed for massive throughput & ease of use

Fastest metal 3D printing technology[1][2]

- Desktop Metal™ Single Pass Jetting™ (SPJ™) is up to 100x faster than laser powder bed fusion and significantly faster than conventional binder jetting[1]
- Organizations can print up to millions of parts per year at lower costs than many traditional manufacturing methods and fractions of the part costs achievable via laser powder bed fusion[3]
- Engineered for robust, reliable high-speed printing to optimize print-to-print consistency and part quality


Powder bed fusion
Single Pass Jetting™
LAYER: 01
LAYER: 10

SPJ™ Printing: Speeds up to

100x faster[4]

Advanced sintering technology[5]

- Offers industrial-strength sintering in an office friendly package, sized to fit through an office door — minimal to no facilities investment required
- Automated sintering cycles based on material selection — no user programming required
- Over-the-air (OTA) firmware updates for new features & enhancements
- Designed to achieve peak temperatures of 1400 °C under vacuum with high thermal uniformity — enabling high densities with low gas consumption



Desktop Metal sintering technology makes powder metallurgy-based 3D printing processes broadly accessible to the market, enabling wide metal 3D printing adoption

1. Based on published speeds of binder jetting and laser powder bed fusion systems comparable to the Production System™ available as of August 25, 2020 and using comparable materials and processing parameters.
2. Selected issued or pending patents related to SPJ™ & binder jet technology: 16/327,915; PCT/US2019/056508; 10,486,363; 2020/0009788; PCT/US19/051151; 16/328,272; 10,406,751; 2019/0375009; 2019/0388966; 2019/0210294; 16/328,350; 2019/0193150; 2020/0038958; 2018/0304301; 2018/0304302; 2018/0297278; 16/328,272; 10,486,363; 16/328,012; PCT/US19/051151; 16/328,012; 10,406,751; 10,500,789; 2019/0375009; 2019/0210294; 16/328,350.
3. Management estimates.
4. Based on published speeds of single-laser, mid-range laser powder bed fusion systems as of August 25, 2020.
5. Selected issued or pending patents related to sintering technology: 10,191,456; 2019/0187639; 2019/0160529; D881,823; 10,578,361.

Desktop Metal technology vs. conventional manufacturing

Illustrative breakeven analysis vs. tool-based manufacturing


Casting
Machining
Additive 1.0
Additive 1.0 technologies are typically throughput-limited, breaking even with conventional manufacturing at ~100's of units
Additive 2.0 leverages advances in inkjet technology to drive throughput improvements, bringing breakeven quantities to ~100,000's of units
Desktop Metal (today)
Desktop Metal (2030)
Cost per part
1
10
100
1K
10K
100K
1M
Quantity of parts

Inkjet technology Moore's law(1)


Printhead drops per second(2)
Inkjet performance (printhead drops per second) has roughly doubled every 18-24 months for the past 20 years
1E+10
1E+09
1E+08
1E+07
1E+06
1E+05
1E+04
1E+03
MEMS Single Pass
Glass chip
1980
1990
2000
2010
2020

Desktop Metal's Single Pass Jetting™ print engine is designed to be the world's fastest and most advanced print engine implemented in additive manufacturing.

Desktop Metal

1. Source: Wijshoff, Herman, (2008), Structure and fluid-dynamics in piezo inkjet printheads, Integrated Assessment; management estimates.
2. Printhead drops per second calculated as number of nozzles multiplied by maximum drop frequency.

High-performance and flexible material platforms

Office-friendly & extensible metal 3D printing platforms





Thousands of possible materials

- Our metal 3D printing systems are built on the foundation of scalable powder metallurgy processes
- Printer processing parameters for thousands of metal alloys and ceramic materials can be developed with powder metallurgy processes
- Production System™ offers an open platform for customers to procure material directly from third party suppliers of their choice, allowing for minimal supply chain disruption and optimal pricing

Office-friendly printing via Studio System™

- Proprietary Bound Metal Deposition™ technology on the Studio System™ eliminates the use of lasers and loose metal powders[1]
- This enables office-friendly metal processing and easy material changeovers as well as minimizes requirements for special facilities or expensive EHS equipment as compared to legacy technologies
- Bound metal rods facilitate high-force printing and highly loaded media inputs — up to 63% metal by volume — for high-quality sintered metal parts

Breakthrough aerospace-grade composite solutions

- Fiber™ introduces micro AFP™ technology adapted from multi-million dollar AFP machines to bring breakthrough aerospace-grade materials to the 3D printing market[2]
- Compatible with a range of industry-qualified composite thermoplastics with continuous carbon fiber and fiberglass reinforcement options
- Up to 75x stiffer & 60x stronger than FFF materials (e.g. ABS)
- Materials are stronger than steel, lighter than aluminum and capable of withstanding temperatures up to 250 °C[3]


Traditional FFF materials + chopped fiber
Fiber™ PEEK/PEKK + Continuous CF
Tensile Modulus (GPa)
160
120
80
40
0
0
500
1000
1500
2000
2500
Tensile Strength (MPa)









1. Selected issued or pending patents related to BMD™ technology: 10,464,260; 10,384,396; 10,272,492; 10,456,833; 2020/0047417; 10,421,124; PCT/US19/60499; 2019/0210106; 10,654,102; PCT/US19/38096; PCT/US2019/039516; 2019/0375014; 2020/0009795; 9833839; 2018/0297289; 10,232,443; 16/328,705; 2018/0311899; 10,189,204; 2020/0101534; 2018/0297288; 2018/0297113; 2018/0297272; 2017/0252851.
2. Selected issued or pending patents relating to Micro AFP™ technology: PCT/US19/58226; PCT/US19/41255; 10,449,731; 2020/0130257.
3. Strength and weight based on performance of continuous carbon fiber-reinforced Nylon (PA6), PEEK, and PEKK composites; temperature resistances based on performance of PEEK and PEKK composites.

Software-enabled additive manufacturing

Fabricate software


Toolpath Preview

From your computer or phone...

- Cloud-enabled, browser-based build preparation & workflow tools automate the end-to-end additive manufacturing process[1]
- Cohesive, modern user interface & experience across products



...to Desktop Metal products

- Onboard touchscreen controls with consistent user experience
- Remote over-the-air (OTA) updates delivered directly to on-device software for new features and enhancements

Sintering process simulation[2]





- Proprietary technology designed to improve part accuracy, reduce costs, and eliminate trial and error for powder metallurgy-based additive manufacturing
- Dynamically simulates the results of the sintering process by leveraging a GPU-accelerated, multi-physics engine & artificial intelligence
- Automates the compensation of geometries for distortion and shrinkage during sintering

1. Cloud-enabled software available on select Desktop Metal products.
2. Selected issued or pending patents related to simulation & artificial intelligence: 2019/0138673; 2019/0329322; 10,598,467; 2018/0304540; 2019/0329501; 2018/0307209.

Desktop Metal delivers green manufacturing solutions at-scale

	TRADITIONAL MANUFACTURING Casting	TRADITIONAL MANUFACTURING Machining	ADDITIVE MANUFACTURING Binder jetting & Single Pass Jetting™
Waste Production	• Mold destroyed with each part • Significant pollution from effluents	• Vast majority of metal turns into waste (from billet)	• Near zero waste • Vast majority of metal turned into parts • Powder is highly re-usable
Parts	• Limited geometries	• Limited geometries	• Significant geometric freedom • Lightweighting • Assembly & part consolidation
Supply Chain Dynamics	• Environmental regulations driving shift to emerging markets • Result in tariffs, lead times, transportation pollution	• Difficult / expensive to scale to large volumes	• Enables on-demand, distributed manufacturing • Digital inventory reduces physical facilities requirements
Energy Consumption	• Very high	• High	• Very low

Leading global distribution network

Coverage across 60+ countries around the world



Additional commentary

- Distribution partners with years of experience in digital modeling, additive manufacturing, and metal manufacturing
- Built to support sales of both (i) low touch, high volume and (ii) high touch, high value product offerings, facilitating a land-and-expand sales strategy to accelerate market penetration
- Provide marketing, sales, and support services to Desktop Metal end users

Broad horizontal adoption across industries

Transportation


Design, development, and manufacture of air, land and sea transportation components

Consumer goods & healthcare


Improved designs, accelerated time-to-market or mass customized products for personal or medical use.

Energy, mining & heavy industry


Manufacture of industrial equipment and high performance parts.

Advanced research


Exploration and adoption of additive through advanced research and training in conjunction with industry partners.
MAINE

Machinery & machine design


Design and manufacture of mechanical systems and machinery sub-assemblies and components.

Manufacturing tooling


Low-volume and serial production of manufacturing aids, jigs, fixtures and tooling.

Automotive is a key vertical for volume additive manufacturing

Desktop Metal position anchored by strategic investments from Ford and BMW

Selected automotive OEM customers

Ford BMW

Investors

RENAULT TOYOTA

Volkswagen GM NISSAN

- Automotive is a major market for powder metallurgy (PM) parts today
- PM parts via conventional binder jetting and Single Pass Jetting™ enable assembly consolidation, lightweighting, increased cost efficiencies and advanced materials
- Desktop Metal has received strategic investments from Ford and BMW with a goal of accelerating the penetration of additive manufacturing in automotive
- Desktop Metal is well positioned to capture an outsized share of this segment relative to competitors

Blue chip customer base

Ford, Continental, Volkswagen, Owens Corning, Renault, Nissan

Goodyear, BMW, Maclean-Fogg, Dow, John Zink Hamworthy Combustion

MITRE, adidas, Michelin, Oak Ridge National Laboratory, Toyota, Bosch

Georgia-Pacific, NASH Inspired Engineering, Medtronic, Ontario Power Generation, Soprofame

StanleyBlack&Decker, Milwaukee, Google, Jade Groupe, University of Dayton, Callaway

MIT Lincoln Laboratory, WEIR, MOEN, APG Alpha Precision Group, America's Navy Forged by the Sea, U.S. Army

kolb design technology, Politecnico Milano 1863, Lockheed Martin, ArcelorMittal, The University of Maine

Successful customers are driving expansion

EATON

2018

- Mar-18: 1st Intro
- Mar-19: 1st system sold
- May-19: Intro to 2nd business unit
- Jul-19: 2nd system sold
- Aug-19: Intro 3rd and 4th business unit
- Dec-19: 3rd system sold
- Mar-20: 4th system sold

2020

High-margin product platforms with recurring revenue streams

Shop System™ illustrative 10-year lifetime unit economics



Revenue & Gross Profit ($000s)
Cumulative Gross Margin (%)
$350
$280
$210
$140
$70
$0
60%
54%
48%
42%
36%
30%
Year 1: $290K upfront sale + $33K consumables(1)
Recurring: $80K+ consumables & service @ ~60% GM(2)
10-Year Lifetime Total
$1.1M Revenue
$600K Gross profit
Y1
Y2
Y3
Y4
Y5
Y6
Y7
Y8
Y9
Y10
Cumulative Gross Margin
Annual Revenue
Annual Gross Profit

1. Assumes at-scale $130K Shop System™ Product COGS and indirect COGS as 5% of revenue.
2. Consumables & service annual revenue based on management estimates assuming 20% of 24 x 7 utilization, 20% bed packing density, decaying renewals on service to 50% of initial cohort in year 5 and beyond, and at-scale indirect COGS as 5% of revenue. Includes binder, metal powder (17-4PH stainless steel) and machine service consumables.

High-margin product platforms with recurring revenue streams

Production System™ illustrative 10-year lifetime unit economics


Revenue & Gross Profit ($M)
Cumulative Gross Margin (%)
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
60%
52%
44%
36%
28%
20%
Year 1: $2.2M upfront sale + $250K consumables(1)
Recurring: $450K+ consumables & service @ 70%+ GM(2)
10-Year Lifetime Total
$6.5M Revenue
$3.8M Gross profit
Y1
Y2
Y3
Y4
Y5
Y6
Y7
Y8
Y9
Y10
Cumulative Gross Margin
Annual Revenue
Annual Gross Profit

Desktop Metal

1. Assumes at-scale $1.4M Production System™ Product COGS and indirect COGS as 5% of revenue.
2. Consumables & service annual revenue based on management estimates assuming 80% of 24 x 7 utilization, 20% bed packing density, decaying renewals on service to 25% of initial cohort in year 2 and 0% beyond, and at-scale indirect COGS as 5% of revenue. Includes only binder consumables.

Positioned for rapid growth over the next decade

Summary financials[1] ($M)


[100% organic growth case]
Reflects only 2.0% of $48B+ 2025E addressable market(2)
$942
CAGR: 87%
$26
($96)
$15 - $25
($64)
$78
($25)
$166
($2)
$329
$44
$584
$134
$268
2019A
2020E
2021E
2022E
2023E
2024E
2025E
Revenue
Adj. EBITDA(3)

Key growth drivers & commentary

- Over 11x industry growth to $146B in 2030[2] driven by accelerating adoption of additive for mass production
- Expanding Desktop Metal product portfolio — shift to four products scheduled to ship by end of 2021
- New applications enabled by material development and introductions
- Growing system install base yields compounding consumables revenue
  - 25% of 2025E revenue from install base — consumables & services recurring revenue
- 90+ Production System™ reservations provide shipment visibility through the first half of 2024E[4]
- 30% MoM growth in Studio System™ & ™ pipeline 2020 YTD (through June 30)
- Organic growth case fully funded — opportunity for upside through consolidation of material producers and parts providers

1. Presented financial data not inclusive of estimated public company-related costs of approximately $6M per year.
2. Source: Wohlers Report 2020 (2020 - 2029 forecast); 2030 figure based on management calculations.
3. Adj. EBITDA defined as Operating Income (Loss) plus Depreciation and Amortization, adjusted for stock-based compensation. Please reference slide 39 "Reconciliation of non-GAAP financials" for additional information regarding the non-GAAP measures. 2020E Adj. EBITDA assumes high end of 2020E revenue range ($15M - $25M).
4. Assumes 100% conversion of existing reservations to orders.

Operating leverage yields growth in EBITDA & FCF

Driven by Desktop Metal's core focus on technology & product development

Operating expenses[1] (% of revenue)



350%
300%
250%
90%
60%
30%
0%
2019A
2020E
2021E
2022E
2023E
2024E
2025E

Our business is asset light with manufacturing completed through contract manufacturers, enabling us to achieve significant leverage as revenue scales

Adjusted EBITDA & FCF[1][2][3] ($M)



$300
$225
$150
$75
$0
($75)
($150)
Adj. EBITDA
FCF
2019A
2020E
2021E
2022E
2023E
2024E
2025E

1. Presented financial data not inclusive of estimated public company-related costs of approximately $6M per year.
2. Adj. EBITDA defined as Operating Income (Loss) plus Depreciation and Amortization, adjusted for stock-based compensation. Please reference slide 39 "Reconciliation of non-GAAP financials" for additional information regarding the non-GAAP measures. 2020E Adj. EBITDA assumes high end of 2020E revenue range ($15M - $25M).
3. FCF defined as Cash Flow from Operations minus Capital Expenditures. Please reference slide 39 "Reconciliation of non-GAAP financials" for additional information regarding the non-GAAP measures. 2020E FCF assumes high end of 2020E revenue range ($15M - $25M).

Significant upside to unit economics through consolidation

Vertical integration of additional profit pools such as metal powder

10-YR Production System™ lifetime value
[Binder only]



$6.5M
$3.8M
Revenue
System COGS
Recurring COGS
Overhead
Gross Profit

10-YR Production System ™ lifetime value
[Binder + metal powder]



2x - 6x(1)
Lifetime value
Revenue
System COGS
Recurring COGS
Overhead
Gross Profit

Additional commentary

- 2x - 6x(1) binder only lifetime value achievable through vertical integration of powder suppliers
- Low end of the range represents commodity metals (e.g. stainless steels)
- High end of the range represents specialty metals & super alloys (e.g. inconel, copper, titanium)
- 90+ Production System™ reservations to date total an estimated ~$500M to several billion dollars of lifetime value (excluding & including vertical integration)(2)

1. Management estimates based on $12.30 17-4PH stainless steel and $60.00 Inconel 625 price per kg at 50%+ product gross margin; additional assumptions as listed on slides 24 and 25 "High-margin product platforms with recurring revenue streams".
2. Assumes 100% conversion of existing reservations to orders.

Desktop Metal has a compelling M&A pipeline with a team ready to execute


100's
of companies
$12B 2019 Additive manufacturing market(1)
60+
opportunities
~$2B revenue opportunity identified(2)
10+
opportunities
In contact & under analysis


Other(3)
20%
Parts
37%
60+
Opportunities identified
Materials
14%
Printers
29%

Key leadership has experience across an aggregate of 60+ M&A and investment transactions; ~$625M cash on the pro forma balance sheet[4] + public equity currency to capitalize on strategic opportunities

1. Source: Wohlers Report 2020.
2. Represents approximate aggregate LTM revenue of the target companies on a standalone basis as communicated by such target companies or estimated by Desktop Metal management as of August 9, 2020.
3. Includes software and post-processing technologies.
4. Assumes no redemptions by Trine Acquisition Corp's existing shareholders and transaction expenses of approximately $49M.

Potential to consolidate the industry and build a long-term virtuous cycle

01

Economies of scale with global channel and distribution in 60+ countries

02

Vertical integration drives lower cost parts and accelerates additive adoption

03

Internal & direct customer feedback to improve next generation products and generate leads at scale


01
06
Printers
State-of-art technology via on-premises and hardware-as a-service
Materials
Differentiation and optimization
03
Desktop Metal
05
04
02
Parts
Cost-effective, serial production across materials & applications

04

Depreciated systems at subscription termination

05

Drive predictable and consistent volume

06

Material and system optimization

Desktop Metal is the only pure-play Additive 2.0 public opportunity

[01]	Large & expanding addressable market	• Additive market estimated to grow 11x to $146B[1] this decade • Propelled by a shift from prototyping to mass production • Strong secular tailwinds around re-shoring manufacturing and supply chain flexibility
[02]	World-class management team	• Team with public market, investing and M&A experience across 60+ transactions • Deep scientific pedigree — founding team includes 4 MIT professors • Board of directors with a track record of investing in and advising category disrupters
[03]	Industry-leading, defensible technology platform	• Fastest 3D printing platform, up to 100x the speed of legacy technology[2] • Advanced sintering & software capabilities combined with differentiated materials platform • Broad technology portfolio with over 120 patents issued or pending
[04]	Global distribution & broad customer adoption	• Prolific distribution in 60+ countries around the world • Demonstrated customer demand across a diverse array of industries with no account concentration • Production System™ reservations provide critical technology validation & revenue visibility through early 2024[3]
[05]	Compelling unit economics & attractive financial profile	• High-margin recurring revenue streams including consumables and services • Gross margin improvements and operating leverage drive profitability • Organic growth funded with pre-transaction balance sheet cash
[06]	Inorganic upside potential through consolidation	• Opportunity to accelerate growth trajectory with transaction proceeds via industry consolidation • $2B of estimated inorganic revenue identified across 60+ potential targets • ~$625M on pro forma balance sheet[4] enables optionality to enhance growth, profitability and diversification

1. Source: Wohlers Report 2020 (2020 - 2029 forecast); 2030 figure based on management calculations.
2. Based on published speeds of binder jetting and laser powder bed fusion systems comparable to the Production System™ available as of August 25, 2020 and using comparable materials and processing parameters.
3. Assumes 100% conversion of existing reservations to orders.
4. Assumes no redemptions by Trine Acquisition Corp's existing shareholders and transaction expenses of approximately $49M. See slide 33 "Detailed transaction overview" for key assumptions and additional details.

Transaction & valuation overview



Detailed transaction overview

Key transaction terms

- $526M cash proceeds inclusive of PIPE proceeds and transaction expenses[1]
- $275M of PIPE commitments before transaction announcement

Pro forma ownership @ $10.00 per share[2]


SPAC shares
12%
Founder shares
2%
PIPE equity
11%
Desktop Metal
Seller rollover
74%

Illustrative pro forma valuation ($M)

Desktop Metal share price	$10.00
Pro forma shares outstanding	*246.1*
Pro forma equity value	**$2,461**
(-) Assumed pro forma net cash[3]	*(625)*
Pro forma enterprise value	**$1,836**

Transaction multiple	**Metric**	
EV / 2025E Revenue	$942	1.9x

Illustrative sources and uses ($M, except per share data)

Sources	**$**	**%**	**Shares**
Existing DM shareholders	$1,830	74%	183.0
SPAC cash in trust[1]	300	12%	30.0
Additional PIPE equity	275	11%	27.5
Founder shares[4]	56	2%	5.6
Total sources	**$2,461**	**100%**	**246.1**

Uses	**$**	**%**
Existing DM shareholders	$1,830	74%
Cash to balance sheet	526	21%
Founder shares	56	2%
Estimated fees and expenses	49	2%
Total uses	**$2,461**	**100%**

1. Assumes no redemptions by Trine Acquisition Corp's existing shareholders.
2. Percentages may not total 100 due to rounding.
3. Pro forma net cash calculated as Desktop Metal's net cash balance of $99M as of June 30, 2020 and transaction proceeds of $526M.
4. Assumes 5.6M founder shares at $10.00. Incremental 1.9M additional founder shares subject to $12.50 earnout. Excludes 8.5M founder warrants, which have a strike price of $11.50 per share.

Select peers operational benchmarking



Advanced manufacturing
Tech-enabled industrials
Legacy AM
CY'19A-CY'21E Revenue CAGR
71%
87%
19-21E
21-25E
AM average: 3%
5%
1%
16%
16%
15%
12%
7%
3%
TE average: 9%
(3%)
LAM average: (9%)
Overall average(1): 8%
(7%)
(10%)
CY'21E Gross margin
53%
54%
2024E
2025E
AM average: 52%
53%
51%
94%
61%
76%
76%
75%
N.A.
TE average: 69%
35%
LAM average: 46%
Overall average(1): 65%
49%
43%
CY'21E EBITDA margin(2)
23%
28%
2024E
2025E
AM average: 19%
13%
25%
36%
18%
49%
32%
30%
25%
TE average: 31%
29%
LAM average: 10%
Overall average(1): 29%
9%
11%
Desktop Metal
materialise
PROTOLABS
AUTODESK
AXON
UNIVERSAL DISPLAY CORPORATION
ptc
COGNEX
RENISHAW
AMETEK
stratasys
3D SYSTEMS

1. Overall average excludes Legacy AM players.
2. Presented financial data not inclusive of estimated public company-related costs of approximately $6M per year.
3. Source: Desktop Metal projections based on management estimates; peer projections based on company filings and FactSet as of August 25, 2020.
4. Peers are ordered in descending CY'19A — CY'21E revenue CAGR.
5. N.A. denotes "not available" due to limited disclosure on broker estimates.

Select peers valuation benchmarking



Advanced manufacturing
Tech-enabled industrials
Legacy AM
EV / CY'21E Revenue
AM average CY'21E: 7.7x
TE average CY'21E: 9.4x
LAM average CY'21E: 1.1x
Overall average CY'21E(2): 9.0x
3.1x (1)
1.9x (1)
7.9x
7.4x
12.9x
6.8x
14.8x
6.9x
13.5x
5.7x
5.2x
0.9x
1.3x
2024E
2025E
EV / CY'21E EBITDA(3)
AM average CY'21E: 44.6x
TE average CY'21E: 30.0x
LAM average CY'21E: 11.1x
Overall average CY'21E(2): 33.3x
13.7x (1)
6.8x (1)
59.2x
30.1x
35.4x
37.6x
30.0x
21.8x
44.4x
23.2x
17.8x
10.1x
12.0x
2024E
2025E
Desktop Metal
materialise
PROTOLABS
AUTODESK
AXON
UNIVERSAL DISPLAY CORPORATION
ptc
COGNEX
RENISHAW
AMETEK
stratasys
3D SYSTEMS

1. Enterprise value based on 1.9x 2025E revenue.
2. Overall average excludes Legacy AM players.
3. Presented financial data not inclusive of estimated public company-related costs of approximately $6M per year.
4. Source: Desktop Metal projections based on management estimates; peer projections based on company filings and FactSet as of August 25, 2020.
5. Peers are ordered in descending CY'19A — CY'21E revenue CAGR.

Transaction priced at a discount to peer multiples

Commentary

- Based on the organic growth plan
- Pro forma for transaction, Company will have ~$625M on the balance sheet[1]
- Significant opportunity to deploy for strategic & accretive acquisitions
- Vertical integration through materials & parts, enabling larger-scale, higher growth & margin enhancement

Implied EV based on comparable companies current trading valuations

Transaction valuation

Comparable companies	Discounted value of comparable companies[2]	Post-money valuation



$9,415
$5,649
$3,960
$2,376
$1,836

EV / Revenue	Metric	Implied future enterprise value	Implied discounted enterprise value	Post-money enterprise value
			(Discount rate: 20%)	
CY 2024E	$584M	9.7x – 16.1x 2024E Revenue	9.7x – 16.1x 2024E Revenue	3.1x 2024E Revenue
CY 2025E	$942M	**6.0x – 10.0x 2025E Revenue**	**6.0x – 10.0x 2025E Revenue**	**1.9x 2025E Revenue**

Summary of approach

- Applies a range of 6.0x – 10.0x multiples to Desktop Metal 2025E revenue to arrive at an implied future enterprise value. The future enterprise value is discounted 4.75[2] years back to September 30, 2020 to arrive at an implied discounted enterprise value
- The applied range of multiples is centered around the mean of Desktop Metal's peer group (9.0x), with sensitivity built on both high and low ends
- 2025E projected financials-based valuation is the appropriate approach given the significant revenue growth of Desktop Metal over the next few years

Desktop Metal

1. Assumes no redemptions by Trine Acquisition Corp's existing shareholders and transaction expenses of approximately $49M.
2. Discounted as of September 30, 2020 using mid-year discount convention.
3. Source: Desktop Metal projections based on management estimates; peer projections based on company filings and FactSet as of August 25, 2020.

Appendix



Summary financials

(\$M)[1][2]	2019A	2020E[3]	2021E	2022E	2023E	2024E	2025E
Revenue	**26.4**	**15 - 25**	**77.5**	**165.8**	**328.7**	**584.3**	**941.5**
% Growth		*(7.7%)*	*217.3%*	*114.0%*	*98.3%*	*77.8%*	*61.1%*
Cost of goods sold	50.8	39.8	57.6	95.7	171.4	277.7	433.2
Gross profit	**(24.4)**	**(15.4)**	**19.8**	**70.1**	**157.3**	**306.6**	**508.3**
% Gross margin	*N.M.*	*N.M.*	*25.6%*	*42.3%*	*47.9%*	*52.5%*	*54.0%*
Operating Expenses	84.7	60.9	56.8	84.2	133.8	203.6	282.5
Adjusted EBITDA[4]	**(95.8)**	**(64.0)**	**(24.5)**	**(1.5)**	**43.6**	**133.6**	**268.2**
% EBITDA margin	*N.M.*	*N.M.*	*N.M.*	*N.M.*	*13.3%*	*22.9%*	*28.5%*

1. Presented financial data not inclusive of estimated public company-related costs of approximately $6M per year.
2. N,M. denotes "not meaningful".
3. All 2020E figures excluding revenue assume high end of the revenue range ($15M - $25M).
4. Adj. EBITDA defined as Operating Income (Loss) plus Depreciation and Amortization, adjusted for stock-based compensation. Please reference slide 39 "Reconciliation of non-GAAP financials" for additional information regarding the non-GAAP measures.

Reconciliation of non-GAAP financials

Adjusted EBITDA[1]

($M)	2019A	2020E[2]	2021E	2022E	2023E	2024E	2025E
Operating income (loss)	(109.0)	(76.3)	(36.9)	(14.1)	23.5	103.0	225.8
Depreciation & amortization	8.1	7.8	8.0	7.5	7.5	7.5	7.5
Stock-based compensation	5.2	4.5	4.4	5.1	12.6	23.0	34.9
Adjusted EBITDA	**(95.8)**	**(64.0)**	**(24.5)**	**(1.5)**	**43.6**	**133.6**	**268.2**

Free cash flow[1]

($M)	2019A	2020E[2]	2021E	2022E	2023E	2024E	2025E
Cash flow from operations	(96.0)	(77.9)	(25.6)	(3.7)	33.2	110.7	240.5
Capital expenditures	(6.9)	(3.2)	(6.0)	(7.0)	(8.0)	(10.0)	(10.0)
Free cash flow	**(102.8)**	**(81.1)**	**(31.6)**	**(10.7)**	**25.2**	**100.7**	**230.5**

200%+ CAGR

Desktop Metal

1. Presented financial data not inclusive of estimated public company-related costs of approximately $6M per year.
2. All 2020E figures excluding revenue assume high end of the revenue range ($15M - $25M).